                                                                    EXHIBIT 20.2

               HEARST-ARGYLE TELEVISION ANNOUNCES PUBLIC OFFERING
         OF $300 MILLION OF 10-YEAR SENIOR NOTES AND 30-YEAR DEBENTURES


                       Friday, November 7, 1997 05:36 PM


     NEW YORK--Hearst-Argyle Television, Inc. (NASDAQ: HATV) announced today a
                                                       ----
public offering under its existing shelf registration statement of $125 million principal amount of 7.00% Senior Notes Due 2007, priced at 99.616% of par, and $175 million principal amount of 7.50% Debentures Due 2027, priced at 98.823% of par.

Credit Suisse First Boston and J.P. Morgan & Co. are acting as co-lead underwriters, and Merrill Lynch & Co. is acting as co-manager.

Proceeds from the offering will be used to repay existing indebtedness of the Company.

The Hearst-Argyle television stations reach approximately 11.5 percent of U.S. TV households and comprise the third largest non-network owned television station group in the United States in terms of audience delivered.

Hearst-Argyle Television, Inc., based in New York City, owns and operates network affiliated television stations WCVB-TV, the ABC affiliate in Boston; WTAE-TV, the ABC affiliate in Pittsburgh, Penn.; WGAL-TV, the NBC affiliate in Baltimore, Md.; WLWT-TV, the NBC affiliate in Cincinnati, Ohio; WISN-TV, the ABC affiliate in Milwaukee, Wisc.; KMBC-TV, the ABC affiliate in Kansas City, Mo.; KOCO-TV, the ABC affiliate in Oklahoma City, OK; WNAC-TV, the Fox affiliate in Providence, R.I.; WDTN-TV, the ABC affiliate in Dayton, Ohio; KITV-TV, the ABC affiliate in Honolulu, Hawaii; WAPT-TV, the ABC affiliate in Jackson, Miss.; and KHBS-TV, the ABC affiliate in Fort Smith, Ark., and its satellite, KHOG-TV, the ABC affiliate in Fayetteville, Ark.

Hearst-Argyle Television also owns and operates Hearst-Argyle Television Productions, which is engaged in the production of programming for cable networks and broadcast stations. In addition, Hearst-Argyle Television provides management services for WWWB-TV, the WB affiliate in Tampa, Fla.; WPBF-TV, the ABC affiliate in West Palm Beach, Fla.; KCWB-TV, the WB affiliate in Kansas City, Mo.; and two radio stations, WBAL-AM and WIYY-FM, Baltimore. These managed stations, other than KCWB, which is operated through a local marketing agreement, are owned by The Hearst Corporation, which is privately held.

In accordance with an order of the Federal Communications Commission, WNAC-TV in Providence, R.I., will be divested because of an overlap with WCVB-TV in Boston; and WDTN-TV in Dayton, Ohio, will be divested because of an overlap with WLWT-TV in Cincinnati, Ohio.

Hearst-Argyle Television's Series A Common Stock trades on the NASDAQ National Market under the trading symbol "HATV."

Copies of the prospectus relating to these securities may be obtained by contacting Credit Suisse First Boston, 11 Madison Avenue, New York, N.Y. 10010 (212/325-2580); J.P. Morgan & Co., 60 Wall Street, New York, N.Y. 10260
(212/648-0517); and Merrill Lynch & Co., 250 Vesey Street, World Financial Center, North Tower, New York, N.Y. 10285 (212/499-8415).

     CONTACT:  Hearst-Argyle Television, Inc., New York
               Thomas W. Campo, 212/887-6827

                                       2